Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

September 3, 2019

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Tonya K. Aldave

Re:	SpringWorks Therapeutics, Inc.
Registration Statement on Form S-1
Filed August 16, 2019
CIK No. 0001773427

Dear Ms. Aldave,

This letter is confidentially submitted on behalf of SpringWorks Therapeutics, Inc. (the “Company”) in response to the comments contained in the letter dated August 27, 2019 (the “Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s filing of its Registration Statement on Form S-1 that was filed on August 16, 2019 (the “Registration Statement”). The Company is concurrently filing Pre-Effective Amendment No. 1 Registration Statement on Form S-1 (the “Amendment”), including changes in response to the Staff’s comments and other updates.

For reference purposes, the text of the Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, as amended, and page references in the responses refer to the Amendment, as marked. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amendment.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and the Amendment (marked to show changes from the Registration Statement).

Exhibits

Ms. Aldave

Securities and Exchange Commission

September 3, 2019

1.	Please revise Section 8 of Exhibit 3.4 to state clearly that the exclusive forum provision does not apply to actions arising under the Securities Act or Exchange Act.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its form of Amended and Restated Bylaws in Exhibit 3.4 to clearly state the that the exclusive forum provision does not apply to actions arising under the Securities Act or Exchange Act. The Company is refiling the revised Exhibit 3.4 together with the Amendment.

  Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at (617) 570-1879.

Sincerely,

/s/ Laurie A. Burlingame, Esq.

Laurie A. Burlingame, Esq.

Enclosures:

cc: Saqib Islam, SpringWorks Therapeutics, Inc.
Badreddin Edris, SpringWorks Therapeutics, Inc.

Michael V. Greco, SpringWorks Therapeutics, Inc.

Kingsley L. Taft, Esq., Goodwin Procter LLP

Brent B. Siler, Esq., Cooley LLP

Divakar Gupta, Esq., Cooley LLP